SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED). For the fiscal year ended December 31, 2001.

_____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED). For the transition period from _______ to _______.

For the fiscal year ended December 31, 2001

Commission file number 33-99982

ProQuest Company

ProQuest Profit Sharing Retirement Plan
(Exact Name of Registrant as Specified in its Charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

36-3580106
(I.R.S. Employer Identification No.)

Registrant's telephone number, including area code (734)761-4700

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2002

ProQuest Profit Sharing Retirement Plan

By: ______________________

Kevin Gregory
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description
23	Consent of Independent Auditors.

KPMG

Consent of Independent Certified Public Accountants

We consent to incorporation by reference in the registration statements (Nos. 33-99982, 33-48425, 33-58293, and 33-93099) on Form S-8 of ProQuest Company of our report dated June 21, 2002, relating to the statements of net assets available for plan benefits of ProQuest Profit Sharing Retirement Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in this December 31, 2001 Annual Report on Form 11-K of ProQuest Profit Sharing Retirement Plan.

KPMG LLP

June 21, 2002

KPMG

PROQUEST PROFIT SHARING RETIREMENT PLAN

Financial Statements

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

PROQUEST PROFIT SHARING RETIREMENT PLAN

Table of Contents

KPMG

303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Profit Sharing Plan Administrators
ProQuest Profit Sharing Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the ProQuest Profit Sharing Retirement Plan, (formerly known as the Bell & Howell Profit Sharing Retirement Plan), (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

June 21, 2002

PROQUEST PROFIT SHARING RETIREMENT PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

	2001	2000
Assets:		
Investment		
Plan interest in ProQuest Profit Sharing Plan Master Trust	$ 202,344,129	—
Investments	—	403,857,851
Receivables:		
Company contributions	3,138,376	8,008,502
Participant contributions	201,532	—
Net assets available for plan benefits	$ 205,684,037	411,866,353

See accompanying notes to financial statements.

PROQUEST PROFIT SHARING RETIREMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2001 and 2000

		2001	2000
Additions to net assets attributed to:			
Company contributions	$	3,312,543	8,010,087
Participants' contributions		14,190,867	18,087,149
Investment income:			
Interest		—	7,522,755
Dividends		—	31,240,276
Net depreciation in fair value of investments		—	(57,881,771)
Total additions		17,503,410	6,978,496
Deductions from net assets attributed to:			
Benefits paid to participants		(47,023,893)	(43,763,796)
Administrative fees		—	(199,701)
Net investment loss on Plan interest in ProQuest Profit Sharing Plan Master Trust		(25,370,591)	—
Total deductions		(72,394,484)	(43,963,497)
Other increases (decreases):			
Transfers from other plans		75,704	192,192
Transfers to other plans		(151,366,946)	(1,755,388)
Net decrease		(206,182,316)	(38,548,197)
Net assets available for plan benefits at beginning of year		411,866,353	450,414,550
Net assets available for plan benefits at end of year	$	205,684,037	411,866,353

PROQUEST PROFIT SHARING RETIREMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements include the accounts of the ProQuest Profit Sharing Retirement Plan (the Plan). The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

The Plan's investment assets are held in the ProQuest Profit Sharing Master Trust (the Trust) (refer to note 4) and consist of mutual fund deposits, guaranteed investment contracts, common stock of ProQuest Company and participant loans. Investments in mutual funds, common stock and certain guaranteed investment contracts are stated at fair value. Guaranteed investment contracts held by the Trust's Pooled Fixed Income Fund that are not subject to market value fluctuations are recorded at contract value. Participant loans are stated at principal amount which approximates fair value. The average yield and crediting interest rates for the Pooled Fixed Income Fund were approximately 6.9% for 2001 and 6.7% for 2000.

The fair value of the Plan's interest in the Trust is based on the beginning of the year value of the Plan's interest in the net assets of the trust plus actual contributions and allocated investment income (loss) less actual distributions (including transfers to other plans) and allocated administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income on investments is recognized as earned.

Contributions

The Company contributed $3,312,543 and $8,010,087 to the Plan for the years ended December 31, 2001 and 2000, respectively. These contributions were calculated in accordance with the terms of the Plan.

Payment of Benefits

Benefit distributions are recorded when paid.

Administrative Costs

Investment manager fees are offset against earnings on the related investments and allocated to participants. Participants with loan balances were charged administrative fees of $41,583 and $48,692 in 2001 and 2000, respectively. The other administrative expenses of the Plan were paid by the Plan sponsor, ProQuest Company.

(2) Description of the Plan

The following description of the ProQuest Profit Sharing Retirement Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, which covered 3,117 and 5,545 participants at December 31, 2001 and 2000, respectively, is a defined contribution plan covering all full-time and certain part-time employees of ProQuest Company (the Company). Employees are immediately eligible to participate in the Plan and may join or elect changes on any business day, effective the next possible payroll. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On June 6, 2001, Bell & Howell Company changed its name to ProQuest Company. Also effective on that date, the name of the Plan was changed from the Bell & Howell Profit Sharing Retirement Plan to the ProQuest Profit Sharing Retirement Plan.

Contributions

Each year, the Company contributes between 1% and 8% (based on years of credited service and the level of employee contributions) of eligible participants' annual compensation. Effective January 1, 1997, the contribution formula was increased for participants in their first ten years of service. Additional amounts may be contributed at the option of the Company's Board of Directors. Participants electing to make contributions to the Plan may contribute not less than 1% and no more than 15% of compensation beginning August 1, 1996. Contributions are limited in accordance with IRS regulations. Participants may allocate their contributions among fourteen funds including twelve funds offered through Fidelity Investment, the Pooled Fixed Income Fund and the Company Stock Fund.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Gains and losses resulting from market appreciation or depreciation, interest and dividends are allocated on the basis of participants' account balances.

Vesting

Participants are immediately vested in their contributions and the Company's contributions and any investment earnings on these contributions.

Payment of Benefits

Upon termination of employment with the Company or other specified events, a participant may elect to receive an amount equal to the value of the participant's interest in his or her account in either a lump-sum amount or in installments.

Participant Loans

Participants can borrow up to 50% of their account balance, subject to IRS limitations. Principal and interest are generally repaid through payroll deductions. The interest rate for participant loans is equal to the prime rate plus 1%.

(3) Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated February 6, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The related trust is therefore exempt from tax under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. The Company has applied for a favorable determination from the Internal Revenue Service that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code. The plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and that the related trust will be exempt from income taxes.

(4) Interest in ProQuest Profit Sharing Master Trust

At December 31, 2001, the Plan's investments are held in the ProQuest Profit Sharing Master Trust which was established for the investment of assets of the Plan and other retirement plans sponsored by adopting entities (see note 6). Each participating retirement plan has a divided interest in the assets of the Master Trust. The assets of the Master Trust are held by Fidelity Management Trust Company. At December 31, 2001, the Plan's interest in the net assets of the Master Trust was $202,344,129. Investment income and administrative expenses are allocated to the participating plans based on the activity in the individual participant accounts in the plans.

During 2001, the Trust's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Net appreciation (depreciation) in fair value during year	Fair value at end of year
Year ended December 31, 2001:		
Fidelity Investment Funds	$ (37,248,256)	156,911,364
Fidelity Institutional Cash Portfolio	—	57,892
ProQuest Company Common Stock	1,451,417	1,550,602
Neuberger Berman Investment Fund	197,516	1,946,136
Aegon Institutional Markets synthetic investment contracts	—	8,184,549
AIG Financial Products synthetic investment contract	—	1,002,056
CDC Financial Products synthetic investment contract	—	2,939,014
Combined Insurance Company investment contract	—	1,551,975
JP Morgan Chase synthetic investment contracts	—	10,459,603
Rabobank Nederland synthetic investment contracts	—	8,140,265
State Street Bank synthetic investment contracts	—	172,046
Union Bank of Switzerland synthetic investment contract	—	6,728,057
Participant loans	—	3,479,095
	$ (35,599,323)	203,122,654

The following table presents the market value of individual investments that represent 5% or more of the Trust's net assets at December 31, 2001, and of total investments at December 31, 2000:

	2001	2000
Fidelity Investment Funds:		
Asset Manager	$ 28,320,706	58,888,733
Managed Income Portfolio II	24,528,421	—
U.S. Equity Index	14,219,071	33,265,736
Magellan	21,013,251	47,717,850
Contrafund	14,214,454	35,974,006
Growth and Income	18,231,247	39,721,812
OTC Portfolio	10,371,606	36,411,323
Asset Manager: Growth	9,759,437	23,011,828

The following table presents the total value of the Trust's net assets at December 31, 2001:

		2001
Fair value of investments	$	203,122,654
Trust receivables		13,305
Trust payables		(6,317)
Net Trust Assets	$	203,129,642

The components of the income/(loss) for the Master Trust are as follows for the years ended December 31, 2001:

		2001
Net appreciation/(depreciation) in fair value of investments:		
Mutual funds	$	(37,050,740)
Common stock		1,451,417
		(35,599,323)
Interest		6,590,961
Dividends		3,758,778
Administrative fees		(160,547)
Trust loss	$	(25,410,131)

The Plan's interest in the Master Trust income/(loss) was ($25,370,591) for the year ended December 31, 2001.

(5) Termination Priorities of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts, and the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations.

(6) Plan Amendments and Transfer to Other Plans

The Company entered into an agreement with Eastman Kodak Company (Kodak) under which Kodak purchased all the stock of Bell & Howell Imaging Company effective February 2001. The employees affected by the sale of Bell & Howell Imaging Company ceased to participate in the Plan as of the closing date.

The Plan was adopted by OEConnection, LLC effective July 2001 as a separate single-employer plan. The Master Trust includes the assets of the participants of the OEConnection, LLC plan and therefore became a master trust as of that date. The account balances of OEConnection, LLC participants in the ProQuest Plan were segregated in the Master Trust effective July 2001.

The Company entered into an agreement with Glencoe Capital, LLC (Glencoe) under which Glencoe purchased all the stock of the Mail & Messaging Technologies Company effective September 2001. The employees affected by the sale were transferred to employment with a subsidiary of Glencoe which established the Bell & Howell Companies Profit Sharing Retirement Plan. The transferred employees' account balances in the ProQuest Plan were transferred to the Bell & Howell Companies Plan effective September 2001.